Publication: South China Morning Post **Date:** 2 May 2006
Page: B12 + B13 **Where Published:** Hong Kong

1/2 FPC Exempt (82-836

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPL


PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FIRST PACIFIC


06013678

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Stock code: 00142

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. **Transactions relating to the noodles business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are specified below in this Announcement.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A below) the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively. The distribution agreements between IAP and LS and between IAP and BD shown in Table B below (which are subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising that it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions proposed to approve the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company, will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

INTRODUCTION

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. **Transactions relating to the noodles business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are set out in the tables below.

In the case of the transactions between FID and DUFIL, between CKA and DUFIL, between FID and Pinehill and between CKA and Pinehill the agreements expire part way through the calendar year in 2008. Therefore the pro rata amount of the Annual Cap up to the expiry date of the relevant agreement is set out in the table below. On the basis that these transactions expire part way through the calendar year in 2008, the Independent Shareholders will only be requested to approve at the Shareholders' Meeting the pro rata amount of the Annual Cap applicable to the period during the relevant calendar year for which the relevant agreement remains in effect.

In relation to the trademark and technical services agreement between Indofood and DUFIL referred to in Table A below, the existing agreement will expire on 29th November 2006. It has been agreed pursuant to a letter agreement entered into on 13th April 2006 that the agreement be extended on the same terms as apply at present for four years until 29th November 2010. Under the Listing Rules, that extension is subject to the Independent Financial Adviser explaining in the circular to be despatched to the Company's shareholders in relation to the transactions described in this announcement why a period longer than three years is required for the extension of that agreement and on the extension of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting. Assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the trademark and technical services agreement between Indofood and DUFIL to be of a longer period than three years and that the extension of the agreement is approved by the Independent Shareholders' Meeting, Independent Shareholders will also be requested at the Shareholders' Meeting to approve Annual Caps in respect of the agreement as so renewed for the calendar years 2006, 2007 and 2008. On this basis, proposed Annual Caps for each of the full calendar years ending 31st December 2006, 2007 and 2008 are specified below in relation to the trademark and technical services agreement between Indofood and DUFIL.

The transactions between Indofood and Pinehill and between PIPS and Pinehill are each for five years expiring on 31st December 2010. As referred to in the 2005 Announcement, the Company previously engaged Somerley Limited as its independent financial adviser to review the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill. As stated in the 2005 Announcement, Somerley Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the trademark licensing agreement and the technical services agreement between Indofood and Pinehill and PIPS and Pinehill, respectively, Somerley were of the opinion that it is necessary for such agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years. In the context of approving the applicable Annual Caps for these agreements for the years ending 31st December 2006, 2007 and 2008, the Independent Financial Adviser will set out in detail in the shareholders' circular an explanation of why a period in excess of three years is required for these agreements and its opinion that it is necessary for the agreements to be of a longer period than three years. Accordingly, on this basis, the applicable Annual Caps in respect of each of these agreements for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rata basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The distribution agreements between IAP and LS and between IAP and BD, respectively, in respect of the Distribution Business Transactions and shown in Table B below (which are each subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:–

1. In respect of the Noodles Business Transactions, following success in recent years not limited to increased product awareness, sales volumes and distribution networks, both the Company and Indofood envisage that there is considerable potential for market growth and the capture of future market development opportunities in the Saudi Arabian, Middle East, and Nigerian markets, and have therefore made positive decisions in relation to their operations in these markets in order to capitalise on such opportunity. It is intended that maintaining the current continuing connected transactions referred to in this announcement will allow Indofood to sustain established long-term relationships with DUFIL and Pinehill. Furthermore it is anticipated that this will in turn allow the Company and Indofood to benefit from the distribution networks and customer relations of DUFIL and Pinehill and their future growth within the Nigerian, Saudi Arabian and Middle East instant noodles markets. In addition, the transactions are entered into by the Indofood Group with DUFIL and Pinehill to ensure that the instant noodles products produced by DUFIL and Pinehill under the "Indomie" brand and "Supermi" brand for Pinehill are of a high quality standard such as to enable Indomie to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.
2. In respect of the Distribution Business Transactions; the transactions are entered into by the Indofood Group with LS and BD to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Noodles Business Transactions and the Distribution Business Transactions and their applicable Annual Caps in respect of the financial years ending 31st December 2006, 2007 and 2008 are summarised in Tables A and B below:

Table A – Noodles Business Transactions

Parties to the agreement/arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap for the year ending 31st December 2006 (US$ million)	year ending 31st December 2007 (US$ million)	year ending 31st December 2008 (US$ million)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ million)
FID	DUFIL	Sales and supply of food ingredients and noodles seasonings from FID to DUFIL	1st April 2005	31st March 2008	13.5	16.6	4.1 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	12
CKA	DUFIL	Sales and supply of flexible packaging from CKA to DUFIL for the production of instant noodles products	Agreement executed on 1st April 2005. Addendum executed on 3rd October 2005(3)	2nd October 2008(3)	6.0	[illegible]	[illegible] in respect of the period from 1st January 2008 to the expiry of the agreement on 2nd October 2008	[illegible]
Indofood	DUFIL	Trademark licence for the exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodles manufacturing operations in Nigeria	Agreement executed on 1st November 2002 and became effective as approved by the relevant Nigerian authorities on 30th November 2002. As a condition of the approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006(3)	29th November 2010(1)	[illegible](1)	[illegible](1)	[illegible](1)	[illegible]
FID	Pinehill	Sales and supply of food ingredients seasonings from FID to Pinehill	1st April 2005	31st March 2008	[illegible]	[illegible]	[illegible] in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	[illegible]
CKA	Pinehill	Sales and supply of flexible packaging from CKA to Pinehill for the production of instant noodles	1st April 2005	31st March 2008	5.3	[illegible]	[illegible] in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	[illegible]
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets	1st January 2006	31st December 2010	[illegible](2)	[illegible](2)	[illegible](2)	[illegible]
PIPS	Pinehill	Provision of technical services by PIPS to Pinehill in connection with instant noodles manufacturing in Saudi Arabia and the Middle East	1st January 2006	31st December 2010	[illegible](2)	[illegible](2)	[illegible](2)	[illegible]
			Aggregate Annual Cap Amounts		47.3	60.8	30.9	[illegible]

Notes:

(1) The Annual Caps for the trademark licence agreement between Indofood and DUFIL are stated on a basis assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the agreement to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreement to 29th November 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(2) The Annual Caps for each of these agreements (being the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill) are stated on the basis assuming that the Independent Financial Adviser confirms its earlier opinion that it is necessary for these agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreements to 31st December 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(3) For the agreements between CKA and DUFIL and between Indofood and DUFIL, in each case the period covered by the agreement/arrangement is slightly different from that stated in the 2005 Announcement. In the case of the CKA and DUFIL agreement, the agreement was executed on 1st April 2005 and is for a period of three years, as stated in the 2005 Announcement. An addendum was executed on 3rd October 2005 and, as a result, the three year period was taken to be three years from the date of the addendum. In relation to the Indofood and DUFIL agreement, the agreement was executed on 1st November 2002, as stated in the 2005 Announcement. However, it did not become effective until approved by the relevant Nigerian authorities, which occurred on 30th November 2002. As a condition of granting their approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.

Table B – Distribution Business Transactions



Parties to the agreement/arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap on the transaction amount for the year ending 31st December 2006 (US$ million)	year ending 31st December 2007 (US$ million)	year ending 31st December 2008 (US$ million)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ million)
IAP	LS	IAP distributes various consumer products to LS	[illegible]	[illegible] and automatically renewed every year thereafter unless terminated by either party	[illegible]	9.5	11.5	[illegible]
IAP	BD	As a sub-distributor of BD, IAP purchases Pepsi soft drinks and tea beverage products for sale at trade outlets in Indonesia	[illegible]	31st December 2006 and automatically renewed for the same period unless terminated by either party	[illegible]	[illegible]	[illegible]	[illegible]
			Aggregate Cap Amounts		[illegible]	[illegible]	[illegible]	[illegible]

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties to the Noodles Business Transactions, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

LS and BD, being the counterparties to the Distribution Business Transactions, are engaged, in the case of LS, in operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

Each of DUFIL, Pinehill, LS and BD are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company. Accordingly, each of the Noodles Business Transactions and the Distribution Business Transactions is a continuing connected transaction for the Company under the Listing Rules.

BASIS OF ANNUAL CAPS

The starting point for determining the Annual Caps for the financial year ending 31st December 2006 is the corresponding transaction values for the financial year ended 31st December 2005 (referred to in Tables A and B above). However, the estimated Annual Caps for the financial year ending 31st December 2006 show a substantial increase over those for 2005. This is reflective of substantial growth and significant success in recent years in the Nigerian business, and the Saudi Arabian and Middle East markets which is expected to be sustained. The Company and Indofood furthermore envisage that there is considerable potential for growth and the further development of these markets, and in order to capitalise on such opportunity have therefore made positive decisions to expand their operations in these markets.

The Annual Caps for the financial years ending 31st December 2007 and 2008 are based on the Annual Caps for the financial year ending 31st December 2006, assuming a normal level of growth in those businesses over that two-year period.

IMPLICATIONS UNDER THE LISTING RULES

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, who is the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A above), the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

Publication: South China Morning Post **Date:** 2 May
Page: B12 + B13 **Where Published:** Ho

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting. The Independent Financial Adviser will also be required to explain why a period exceeding three years is required for the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks and the technical services agreement between PIPS and Pinehill, and confirm that it is normal business practice for such a contract to be of a duration of more than three years.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising whether it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

VIEWS OF THE DIRECTORS

The Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular referred to above) consider that the terms of each of the continuing connected Noodles Business Transactions referred to in this Announcement are fair and reasonable and that they are in the best interests of the Company and its shareholders.

The Directors (including the independent non-executive directors of the Company) consider that the terms of each of the Distribution Business Transactions are fair and reasonable and that they are in the best interests of the Company and its shareholders.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"Annual Cap"	the estimated maximum aggregate annual value, in relation to each respective continuing connected transaction, required by Rule 14A.35(2) of the Listing Rules;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an Associate of Mr. Anthoni Salim;
"Board"	board of directors of the Company;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business Transactions"	each of the continuing connected transactions relating to the distribution business of the Indofood Group, further details of which are provided in Table B of this Announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the Noodles Business Transactions and opine as to whether the terms of those transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Directors;
"Independent Directors"	Graham L. Pickles, Edward K.Y. Chen and David W.C. Tang being the independent non-executive directors of the Company;
"Independent Financial Adviser"	Somerley Limited, the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting and to opine as to whether it is normal business practice for the trademark and technical services agreements between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill to be of a duration of more than three years;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time a "member of the Indofood Group" shall be construed accordingly;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an Associate of Anthoni Salim;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the noodles business of the Indofood Group, further details of which are provided in Table A of this Announcement;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"Shareholders Meeting"	the general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this Announcement, at which resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions; and
"2005 Announcement"	the announcement of the Company dated 13th September 2005.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,600 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li
Company Secretary

Hong Kong, 28th April 2006

As at the date of this Announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post Date: 2 May 2006 1/2 [handwritten annotation, partly illegible] (82-83)
Page: B12 + B13 Where Published: Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Stock code: 00142

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. **Transactions relating to the noodles business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are specified below in this Announcement.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A below) the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively. The distribution agreements between IAP and LS and between IAP and BD shown in Table B below (which are subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising that it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions proposed to approve the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company, will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

INTRODUCTION

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. **Transactions relating to the noodles business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.

2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are set out in the tables below.

In the case of the transactions between FID and DUFIL, between CKA and DUFIL, between FID and Pinehill and between CKA and Pinehill the agreements expire part way through the calendar year in 2008. Therefore the pro rata amount of the Annual Cap up to the expiry date of the relevant agreement is set out in the table below. On the basis that these transactions expire part way through the calendar year in 2008, the Independent Shareholders will only be requested to approve at the Shareholders' Meeting the pro rata amount of the Annual Cap applicable to the period during the relevant calendar year for which the relevant agreement remains in effect.

In relation to the trademark and technical services agreement between Indofood and DUFIL referred to in Table A below, the existing agreement will expire on 29th November 2006. It has been agreed pursuant to a letter agreement entered into on 13th April 2006 that the agreement be extended on the same terms as apply at present for four years until 29th November 2010. Under the Listing Rules, that extension is subject to the Independent Financial Adviser explaining in the circular to be despatched to the Company's shareholders in relation to the transactions described in this announcement why a period longer than three years is required for the extension of that agreement and on the extension of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting. Assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the trademark and technical services agreement between Indofood and DUFIL to be of a longer period than three years and that the extension of the agreement is approved by the Independent Shareholders at the Shareholders' Meeting, Independent Shareholder will also be requested at the Shareholders' Meeting to approve Annual Caps in respect of the agreement as so renewed for the calendar years 2006, 2007 and 2008. On this basis, proposed Annual Caps for each of the full calendar years ending 31st December 2006, 2007 and 2008 are specified below in relation to the trademark and technical services agreement between Indofood and DUFIL.

The transactions between Indofood and Pinehill and between PIPS and Pinehill are each for five years expiring on 31st December 2010. As referred to in the 2005 Announcement, the Company previously engaged Somerley Limited as its independent financial adviser to review the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill. As stated in the 2005 Announcement, Somerley Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the trademark licensing agreement and the technical services agreement between Indofood and Pinehill and PIPS and Pinehill, respectively, Somerley were of the opinion that it is necessary for such agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years. In the context of approving the applicable Annual Caps for these agreements for the years ending 31st December 2006, 2007 and 2008, the Independent Financial Adviser will set out in detail in the shareholders' circular an explanation of why a period in excess of three years is required for these agreements and its opinion that it is necessary for the agreements to be of a longer period than three years. Accordingly, on this basis, the applicable Annual Caps in respect of each of these agreements for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The distribution agreements between IAP and LS and between IAP and BD, respectively, in respect of the Distribution Business Transactions and shown in Table B below (which are subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their *regular ongoing business arrangements in relation to the business* and operations of the Indofood Group as set out below:–

1. In respect of the Noodles Business Transactions, following success in recent years not limited to increased product awareness, sales volumes and distribution networks, both the Company and Indofood envisage that there is considerable potential for market growth and the capture of future market development opportunities in the Saudi Arabian, Middle East, and Nigerian markets, and have therefore made positive decisions in relation to their operations in these markets in order to capitalise on such opportunity. It is intended that maintaining the current continuing connected transactions referred to in this announcement will allow Indofood to sustain established long-term relationships with DUFIL and Pinehill. Furthermore it is anticipated that this will in turn allow the Company and Indofood to benefit from the distribution networks and customer relations of DUFIL and Pinehill and their future growth within the Nigerian, Saudi Arabian and Middle East instant noodles markets. In addition, the transactions are entered into by the Indofood Group with DUFIL and Pinehill to ensure that the instant noodles products produced by DUFIL and Pinehill under the "Indomie" brand and "Supermi" brand for Pinehill are of a high quality standard such as to enable Indomie to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.

2. In respect of the Distribution Business Transactions, the transactions are entered into by the Indofood Group with LS and BD to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Noodles Business Transactions and the Distribution Business Transactions and their applicable Annual Caps in respect of the financial years ending 31st December 2006, 2007 and 2008 are summarised in Tables A and B below:

Table A – Noodles Business Transactions

Parties to the agreement/arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap for the year ending 31st December 2006 (US$ millions)	year ending 31st December 2007 (US$ millions)	year ending 31st December 2008 (US$ millions)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ millions)
FID	DUFIL	Sales and supply of food ingredients and noodles seasonings from FID to DUFIL	1st April 2005	31st March 2008	11.3	20.0	3.3 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	8.2
CKA	DUFIL	Sales and supply of flexible packaging from CKA to DUFIL for the production of instant noodles products	Agreement executed on 1st April 2005. Addendum executed on 3rd October 2005[3]	2nd October 2008[3]	6.0	7.4	1.0 in respect of the period from 1st January 2008 to the expiry of the agreement on 2nd October 2008	3.3
Indofood	DUFIL	Trademark licence for the exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodles manufacturing operations in Nigeria	Agreement executed on 1st November 2002 and became effective on approval by the relevant Nigerian authorities on 30th November 2002. As a condition of the approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006[3]	29th November 2006[1]	[illegible][1]	[illegible][1]	[illegible][1]	1.6
FID	Pinehill	Sales and supply of food ingredients seasonings from FID to Pinehill	1st April 2005	31st March 2008	13.5	16.0	4.3 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	1.1
CKA	Pinehill	Sales and supply of flexible packaging from CKA to Pinehill for the production of instant noodles	1st April 2005	31st March 2008	3.3	4.0	1.2 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	2.2
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets	1st January 2006	31st December 2010	[illegible][2]	[illegible][2]	1.3[2]	0.5
PIPS	Pinehill	Provision of technical services by PIPS to Pinehill in connection with instant noodles manufacturing in Saudi Arabia and the Middle East	1st January 2006	31st December 2010	1.5[2]	1.9[2]	2.1[2]	1.9
		Aggregate Annual Cap Amounts			47.3	60.8	30.9	[illegible]

Notes:

(1) The Annual Caps for the trademark licence agreement between Indofood and DUFIL are stated on a basis assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the agreement to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreement to 29th November 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(2) The Annual Caps for each of these agreements (being the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill) are stated on the basis assuming that the Independent Financial Adviser confirms its earlier opinion that it is necessary for these agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreements to 31st December 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(3) For the agreements between CKA and DUFIL and between Indofood and DUFIL, in each case the period covered by the agreement/arrangement is slightly different from that stated in the 2005 Announcement. In the case of the CKA and DUFIL agreement, the agreement was executed on 1st April 2005 and is for a period of three years, as stated in the 2005 Announcement. An addendum was executed on 3rd October 2005 and, as a result, the three year period was taken to *be three years from the date of the addendum. In relation to the Indofood and DUFIL agreement*, the agreement was executed on 1st November 2002, as stated in the 2005 Announcement. However, it did not become effective until approved by the relevant Nigerian authorities, which occurred on 30th November 2002. As a condition of granting their approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.

Table B – Distribution Business Transactions

Parties to the agreement/arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap on the transaction amount for the year ending 31st December 2006 (US$ millions)	year ending 31st December 2007 (US$ millions)	year ending 31st December 2008 (US$ millions)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ millions)
IAP	LS	IAP distributes various consumer products to LS	1st April 2005	1st April 2006, and automatically renewed every year thereafter unless terminated by either party	8.0	9.5	11.5	[illegible]
IAP	BD	As a sub-distributor of BD, IAP purchases Pepsi-cola and tea beverage products for sale in retail outlets in Indonesia	1st January 2006	31st December 2006 and automatically renewed for the same period unless terminated by either party	9.0	11.0	13.5	[illegible]
		Aggregate Cap Amount			17.0	20.5	25.0	[illegible]

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties to the Noodles Business Transactions, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

LS and BD, being the counterparties to the Distribution Business Transactions, are engaged, in the case of LS, in operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

Each of DUFIL, Pinehill, LS and BD are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company. Accordingly, each of the Noodles Business Transactions and the Distribution Business Transactions is a continuing connected transaction for the Company under the Listing Rules.

BASIS OF ANNUAL CAPS

The starting point for determining the Annual Caps for the financial year ending 31st December 2006 is the corresponding transaction values for the financial year ended 31st December 2005 (referred to in Tables A and B above). However, the estimated Annual Caps for the *financial year ending 31st December 2006 show a substantial increase over* those for 2005. This is reflective of substantial growth and significant success in recent years in the Nigerian business, and the Saudi Arabian and Middle East markets which is expected to be sustained. The Company and Indofood furthermore envisage that there is considerable potential for growth and the further development of these markets, and in order to capitalise on such opportunity have therefore made positive decisions to expand their operations in these markets.

The Annual Caps for the financial years ending 31st December 2007 and 2008 are based on the Annual Caps for the financial year ending 31st December 2006, assuming a normal level of growth in those businesses over that two-year period.

IMPLICATIONS UNDER THE LISTING RULES

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing *Rules because the counterparties to the relevant transactions with the Indofood Group are* Associates of Mr. Anthoni Salim, who is the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A above), the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respective of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

Publication: South China Morning Post **Date:** 2 May 2006
Page: B12 & B13 **Where Published:** Hong Kong

2/2

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting. The Independent Financial Adviser will also be required to explain why a period exceeding three years is required for the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks and the technical services agreement between PIPS and Pinehill, and confirm that it is normal business practice for such a contract to be of a duration of more than three years.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising whether it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

VIEWS OF THE DIRECTORS

The Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular referred to above) consider that the terms of each of the continuing connected Noodles Business Transactions referred to in this Announcement are fair and reasonable and that they are in the best interests of the Company and its shareholders.

The Directors (including the independent non-executive directors of the Company) consider that the terms of each of the Distribution Business Transactions are fair and reasonable and that they are in the best interests of the Company and its shareholders.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"Annual Cap"	the estimated maximum aggregate annual value, in relation to each respective continuing connected transaction, required by Rule 14A.35(2) of the Listing Rules;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an Associate of Mr. Anthoni Salim;
"Board"	board of directors of the Company;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business Transactions"	each of the continuing connected transactions relating to the distribution business of the Indofood Group, further details of which are provided in Table B of this Announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the Noodles Business Transactions and opine as to whether the terms of those transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Directors;
"Independent Directors"	Graham L. Pickles, Edward K.Y. Chen and David W.C. Tang being the independent non-executive directors of the Company;
"Independent Financial Adviser"	Somerley Limited, the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting and to opine as to whether it is normal business practice for the trademark and technical services agreements between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill to be of a duration of more than three years;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time a "member of the Indofood Group" shall be construed accordingly;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an Associate of Anthoni Salim;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the noodles business of the Indofood Group, further details of which are provided in Table A of this Announcement;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"Shareholders Meeting"	the general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this Announcement, at which resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions; and
"2005 Announcement"	the announcement of the Company dated 13th September 2005.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,600 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li
Company Secretary

Hong Kong, 28th April 2006

As at the date of this Announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post **Date:** 2 May 2006 1/2 FPC Exempti (82-836)
Page: B12 + B13 **Where Published: Hong Kong**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Stock code: 00142

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. ***Transactions relating to the noodles business of the Indofood Group*** *– a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.*
2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are specified below in this Announcement.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A below) the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively. The distribution agreements between IAP and LS and between IAP and BD shown in Table B below (which are subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising that it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions proposed to approve the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company, will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

INTRODUCTION

Members of the Indofood Group are parties to the following two series of continuing connected transactions, which were described in the 2005 Announcement:

1. **Transactions relating to the noodles business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.

2. **Transactions relating to the distribution business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the continuing connected transactions described in this Announcement for the years ending 31st December 2006, 2007 and 2008 are set out in the tables below.

In the case of the transactions between FID and DUFIL, between CKA and DUFIL, between FID and Pinehill and between CKA and Pinehill the agreements expire part way through the calendar year in 2008. Therefore the pro rata amount of the Annual Cap up to the expiry date of the relevant agreement is set out in the table below. On the basis that these transactions expire part way through the calendar year in 2008, the Independent Shareholders will only be requested to approve at the Shareholders' Meeting the pro rata amount of the Annual Cap applicable to the period during the relevant calendar year for which the relevant agreement remains in effect.

In relation to the trademark and technical services agreement between Indofood and DUFIL referred to in Table A below, the existing agreement will expire on 29th November 2006. It has been agreed pursuant to a letter agreement entered into on 13th April 2006 that the agreement be extended on the same terms as apply at present for four years until 29th November 2010. Under the Listing Rules, that extension is subject to the Independent Financial Adviser explaining in the circular to be despatched to the Company's shareholders in relation to the transactions described in this announcement why a period longer than three years is required for the extension of that agreement and on the extension of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting. Assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the trademark and technical services agreement between Indofood and DUFIL to be of a longer period than three years and that the extension of the agreement is approved by the Independent Shareholders at the Shareholders' Meeting, Independent Shareholder will also be requested at the Shareholders' Meeting to approve Annual Caps in respect of the agreement as so renewed for the calendar years 2006, 2007 and 2008. On this basis, proposed Annual Caps for each of the full calendar years ending 31st December 2006, 2007 and 2008 are specified below in relation to the trademark and technical services agreement between Indofood and DUFIL.

The transactions between Indofood and Pinehill and between PIPS and Pinehill are each for five years expiring on 31st December 2010. As referred to in the 2005 Announcement, the Company previously engaged Somerley Limited as its independent financial adviser to review the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill. As stated in the 2005 Announcement, Somerley Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the trademark licensing agreement and the technical services agreement between Indofood and Pinehill and PIPS and Pinehill, respectively, Somerley were of the opinion that it is necessary for such agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years. In the context of approving the applicable Annual Caps for these agreements for the years ending 31st December 2006, 2007 and 2008, the Independent Financial Adviser will set out in detail in the shareholders' circular an explanation of why a period in excess of three years is required for these agreements and its opinion that it is necessary for the agreements to be of a longer period than three years. Accordingly, on this basis, the applicable Annual Caps for each of these agreements for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table A below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The distribution agreements between IAP and LS and between IAP and BD, respectively, in respect of the Distribution Business Transactions and shown in Table B below (which are each subject only to the announcement and disclosure requirements of Rules 14A.45 to 14A.47 of the Listing Rules) are each annual agreements which are automatically renewed for the same period unless terminated by either party. Annual Caps for the years ending 31st December 2007 and 2008 (in addition to an Annual Cap for the year ending 31st December 2006) are set out in Table B on the basis that each agreement will continue on substantially the same terms in respect of each of those periods.

The proposed Annual Caps for each of the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in Table B below. The aggregate of the proposed Annual Caps for all the Distribution Business Transactions for the years ending 31st December 2006, 2007 and 2008 are US$17.0 million, US$20.5 million and US$25.0 million, respectively.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:–

1. In respect of the Noodles Business Transactions, following success in recent years not limited to increased product awareness, sales volumes and distribution networks, both the Company and Indofood envisage that there is considerable potential for market growth and the capture of future market development opportunities in the Saudi Arabian, Middle East, and Nigerian markets, and have therefore made positive decisions in relation to their operations in these markets in order to capitalise on such opportunity. It is intended that maintaining the current continuing connected transactions referred to in this announcement will allow Indofood to sustain established long-term relationships with DUFIL and Pinehill. Furthermore it is anticipated that this will in turn allow the Company and Indofood to benefit from the distribution networks and customer relations of DUFIL and Pinehill and their future growth within the Nigerian, Saudi Arabian and Middle East instant noodles markets. In addition, the transactions are entered into by the Indofood Group with DUFIL and Pinehill to ensure that the instant noodles products produced by DUFIL and Pinehill under the "Indomie" brand and "Supermi" brand for Pinehill are of a high quality standard such as to enable Indomie to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.
2. *In respect of the Distribution Business Transactions, the transactions are entered into by the Indofood Group with LS and BD to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.*

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Noodles Business Transactions and the Distribution Business Transactions and their applicable Annual Caps in respect of the financial years ending 31st December 2006, 2007 and 2008 are summarised in Tables A and B below:

Table A – Noodles Business Transactions

Parties to the agreement/ arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap for the year ending 31st December 2006 (US$ millions)	year ending 31st December 2007 (US$ millions)	year ending 31st December 2008 (US$ millions)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ millions)
FID	DUFIL	Sales and supply of food ingredients and noodles seasonings from FID to DUFIL	1st April 2005	31st March 2008	18.1	20.6	6.1 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	4.3
CKA	DUFIL	Sales and supply of flexible packaging from CKA to DUFIL for the production of instant noodles products.	Agreement executed on 1st April 2005. Addendum executed on 3rd October 2005[3]	2nd October 2008[3]	6.3	6.6	1.6 in respect of the period from 1st January 2008 to the expiry of the agreement on 2nd October 2008.	3.3
Indofood	DUFIL	Trademark licence for the exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodles manufacturing operations in Nigeria.	Agreement executed on 1st November 2002 and became effective on approval by the relevant Nigerian authorities on 30th November 2002. As a condition of the approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.[3]	29th November 2010[1]	1.6[1]	1.7[1]	1.7[1]	1.6
FID	Pinehill	Sales and supply of food ingredients seasonings from FID to Pinehill	1st April 2005	31st March 2008	11.3	14.9	4.3 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	6.3
CKA	Pinehill	Sales and supply of flexible packaging from CKA to Pinehill for the production of instant noodles.	1st April 2005	31st March 2008	4.1	4.8	1.2 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008	2.2
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets.	1st January 2006	31st December 2010	0.3[2]	0.9[2]	1.1[2]	0.5
PIPS	Pinehill	Provision of technical services by PIPS to Pinehill in connection with instant noodles manufacturing in Saudi Arabia and the Middle East.	1st January 2006	31st December 2010	1.5[2]	1.3[2]	2.1[2]	1.8
				Aggregate Annual Cap Amount	47.3	60.8	30.9	24.9

Notes:

(1) The Annual Caps for the trademark licence agreement between Indofood and DUFIL are stated on a basis assuming that the Independent Financial Adviser reaches the opinion that it is necessary for the agreement to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreement to 29th November 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(2) The Annual Caps for each of these agreements (being the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill) are stated on the basis assuming that the Independent Financial Adviser confirms its earlier opinion that it is necessary for these agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and that the extension of the agreement to 31st December 2010 is approved by the Independent Shareholders at the Shareholders Meeting.

(3) For the agreements between CKA and DUFIL and between Indofood and DUFIL, in each case the period covered by the agreement/arrangement is slightly different from that stated in the 2005 Announcement. In the case of the CKA and DUFIL agreement, the agreement was executed on 1st April 2005 and is for a period of three years, as stated in the 2005 Announcement. An addendum was executed on 3rd October 2005 and, as a result, the three year period was taken to be three years from the date of the addendum. In relation to the Indofood and DUFIL agreement, the agreement was executed on 1st November 2002, as stated in the 2005 Announcement. However, it did not become effective until approved by the relevant Nigerian authorities, which occurred on 30th November 2002. As a condition of granting their approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.

Table B – Distribution Business Transactions

Parties to the agreement/ arrangement: Name of entity of the Indofood Group	Name of connected party	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	To	Annual Cap on the transaction amount for the year ending 31st December 2006 (US$ millions)	year ending 31st December 2007 (US$ millions)	year ending 31st December 2008 (US$ millions)	Transaction amount for the year ended 31st December 2005 (for reference) (US$ millions)
IAP	LS	IAP distributes various consumer products to LS.	1st April 2005	1st April 2006, and automatically renewed every year thereafter unless terminated by either party	8.0	9.5	11.5	4.6
IAP	BD	As a sub-distributor of BD, IAP purchases Pepsicola and other beverage products for sale to trade outlets in Indonesia.	1st January 2006	31st December 2006, and automatically renewed for the same period unless terminated by either party	9.0	11.0	13.5	[illegible]
				Aggregate Cap Amount	17.0	20.5	25.0	[illegible]

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties to the Noodles Business Transactions, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

LS and BD, being the counterparties to the Distribution Business Transactions, are engaged, in the case of LS, in operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

Each of DUFIL, Pinehill, LS and BD are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company. Accordingly, each of the Noodles Business Transactions and the Distribution Business Transactions is a continuing connected transaction for the Company under the Listing Rules.

BASIS OF ANNUAL CAPS

The starting point for determining the Annual Caps for the financial year ending 31st December 2006 is the corresponding transaction values for the financial year ended 31st December 2005 (referred to in Tables A and B above). However, the estimated Annual Caps for the financial year ending 31st December 2006 show a substantial increase over those for 2005. This is reflective of substantial growth and significant success in recent years in the Nigerian business, and the Saudi Arabian and Middle East markets which is expected to be sustained. The Company and Indofood furthermore envisage that there is considerable potential for growth and the further development of these markets, and in order to capitalise on such opportunity have therefore made positive decisions to expand their operations in these markets.

The Annual Caps for the financial years ending 31st December 2007 and 2008 are based on the Annual Caps for the financial year ending 31st December 2006, assuming a normal level of growth in those businesses over that two-year period.

IMPLICATIONS UNDER THE LISTING RULES

Each of the continuing connected transactions described in this Announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, who is the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in Table A above), the Independent Financial Adviser is required to explain why a period exceeding three years is required and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting. The Independent Financial Adviser will also be required to explain why a period exceeding three years is required for the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks and the technical services agreement between PIPS and Pinehill, and confirm that it is normal business practice for such a contract to be of a duration of more than three years.

In accordance with the requirements of the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(a) the information required by the Listing Rules in relation to the Noodles Business Transactions;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising whether it is normal business practice for such a contract to be of a duration of more than three years; and

(d) a notice convening the Shareholders' Meeting, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions described in this Announcement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which are Associates of the Salim Family in aggregate holding shares of the Company representing approximately 44.48% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on the resolutions to approve the Noodles Business Transactions.

VIEWS OF THE DIRECTORS

The Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular referred to above) consider that the terms of each of the continuing connected Noodles Business Transactions referred to in this Announcement are fair and reasonable and that they are in the best interests of the Company and its shareholders.

The Directors (including the independent non-executive directors of the Company) consider that the terms of each of the Distribution Business Transactions are fair and reasonable and that they are in the best interests of the Company and its shareholders.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"Annual Cap"	the estimated maximum aggregate annual value, in relation to each respective continuing connected transaction, required by Rule 14A.35(2) of the Listing Rules;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an Associate of Mr. Anthoni Salim;
"Board"	board of directors of the Company;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business Transactions"	each of the continuing connected transactions relating to the distribution business of the Indofood Group, further details of which are provided in Table B of this Announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the Noodles Business Transactions and opine as to whether the terms of those transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Directors;
"Independent Directors"	Graham L. Pickles, Edward K.Y. Chen and David W.C. Tang being the independent non-executive directors of the Company;
"Independent Financial Adviser"	Somerley Limited, the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting and to opine as to whether it is normal business practice for the trademark and technical services agreements between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill to be of a duration of more than three years;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time a "member of the Indofood Group" shall be construed accordingly;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an Associate of Anthoni Salim;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the noodles business of the Indofood Group, further details of which are provided in Table A of this Announcement;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"Shareholders Meeting"	the general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this Announcement, at which resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions; and
"2005 Announcement"	the announcement of the Company dated 13th September 2005.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,600 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li
Company Secretary

Hong Kong, 28th April 2006

As at the date of this Announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post **Date:** 2 May 2006 1/2 (82-836)
Page: B6 & B7 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated with limited liability under the laws of Bermuda)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS
TO BE MADE BY
CIMB
CIMB-GK SECURITIES (HK) LIMITED
ON BEHALF OF
SALERNI INTERNATIONAL LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF,
AND TO CANCEL ALL OUTSTANDING OPTIONS OF,
FIRST PACIFIC COMPANY LIMITED
(OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT)
AND
APPOINTMENT OF THE INDEPENDENT FINANCIAL ADVISER

Financial adviser to Salerni International Limited
CIMB
CIMB-GK Securities (HK) Limited

The Acquisitions
The Company was notified by the Offeror on 27 April 2006 that Mr. Anthoni Salim and certain other Shareholders have agreed, pursuant to the Acquisitions, to reorganise their respective interests in the Company and the composition of their Concert Party and that pursuant to such reorganisation Mr. Anthoni Salim (and/or companies wholly owned by him) will increase his investment in the Company. Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and shares representing 46.80% of FPIL (Liberia) thereby increasing the shareholding of Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia). Please see "The Acquisitions" below for information.

Mandatory Conditional Cash Offers as a result of the application of the "Chain Principle"
The Acquisitions were completed on 27 April 2006 and the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties. In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and the FPIL (Liberia) Shares under the Acquisitions.

The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

The Offers
CIMB-GK will, on behalf of the Offeror, make the Offers on the terms and subject to the conditions referred to in this announcement and to be set out in the Composite Document to acquire all the issued Shares and all the outstanding Options not already owned by the Offeror and its Concert Parties. The principal terms of the Offers are set out under the section headed "Terms of the Offers" below.

The Share Offer will be conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

Despatch of offer document
The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and the Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the independent board committee of the Company is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee has been established to advise the Shareholders and the Optionholders in respect of the Offers. The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect of the Offers.

Suspension and resumption of trading
At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May 2006.

Warning
The Offers are subject to conditions set out in the paragraph headed "Conditions of the Offers" below. If the Offeror does not, by 4:00 p.m. on the First Closing Date, receive valid acceptances of the Share Offer, which together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties, constitute more than 50% of the voting rights of the Company, the Share Offer cannot become unconditional and the Offers will lapse unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board also wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and to the Adjusted NAV per Share. Accordingly, they should pay attention to the advice of the *Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document, which will be despatched to the Shareholders and Optionholders within 21* days from the date of this announcement.

Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

THE ACQUISITIONS

FPIL (BVI) currently holds 628,296,599 Shares, representing approximately 19.70% of the Company's issued share capital, while FPIL (Liberia) currently holds 790,229,364 Shares, representing approximately 24.78% of the Company's issued share capital.

FPIL (BVI) is a company in which Mr. Anthoni Salim (or companies wholly owned by him) had an approximately 33.334% shareholding, with the *remaining FPIL (BVI) Shares being held by companies wholly owned by Mr. Anthoni Salim's father and brother.* FPIL (Liberia) was held as to 10.00% by Mr. Anthoni Salim; 30.00% by his father Mr. Soedono Salim; 30.00% by Mr. Sutanto Djuhar; 10.00% by Mr. Tedy Djuhar; 10.00% by Mr. Ibrahim Risjad; and 10.00% by Mr. Sudwikatmono, or through companies owned by them. Messrs. Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad are non-executive Directors, Mr. Soedono Salim is an advisor to the Board and Honorary Chairman of the Company while Mr. Sudwikatmono is an advisor to the Board and was formerly a Director.

The Salim Family and the above Djuhar family members, Messrs. Ibrahim Risjad and Sudwikatmono constitute a concert party which has been a long term investor in the Company through FPIL (BVI) and FPIL (Liberia) as the principal investment vehicles. The concert party group is led by the Salim Family and specifically by Mr. Anthoni Salim.

Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire:

(a) from companies respectively wholly owned by Mr. Anthoni Salim's father and brother, all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and

(b) shares representing 30.00% of FPIL (Liberia) from a company wholly owned by Mr. Soedono Salim (the father of Mr. Anthoni Salim); shares representing 10.00% of FPIL (Liberia) from a company wholly owned by Mr. Sudwikatmono; and shares representing 6.80% of FPIL (Liberia) from a company wholly owned by Mr. Ibrahim Risjad; thereby increasing Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia).

Acquisitions of the FPIL (BVI) Shares
1st Vendors: *Lagrima Investments* Limited and Crisciuta Limited, respectively owning 33.334% and 33.332% of the issued share capital of FPIL (BVI).

The issued capital of each of Lagrima Investments Limited and Crisciuta Limited is wholly owned by Mr. Soedono Salim and Mr. Andree Halim respectively.

Purchaser: *the Offeror*

FPIL (BVI) Shares to be transferred
66,666 FPIL (BVI) Shares, representing 66.666% of the issued share capital of FPIL (BVI) as at the date of this announcement. The acquisitions of the FPIL (BVI) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 66,666 FPIL (BVI) Shares of approximately HK$921.49 million, the implied consideration for the Offeror's acquisition of the 66.666% attributable interest in the 628,296,599 Shares held by FPIL (BVI) is equivalent to HK$2.20 per Share.

Acquisitions of the FPIL (Liberia) Shares
2nd Vendors: *Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited,* respectively owning 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia).

The issued capital of each of Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited is wholly owned by Mr. Soedono Salim, Mr. Sudwikatmono and Mr. Ibrahim Risjad respectively.

Purchaser: the Offeror

FPIL (Liberia) Shares to be transferred
234 FPIL (Liberia) Shares, representing approximately 46.80% of the issued share capital of FPIL (Liberia) as at the date of this announcement. The acquisitions of the FPIL (Liberia) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 234 FPIL (Liberia) Shares of approximately HK$813.62 million, the implied consideration for the Offeror's acquisition of the 46.80% attributable interests in the 790,229,364 Shares held by FPIL (Liberia) is equivalent to HK$2.20 per Share. Save for the Acquisitions, neither the Offeror nor any of its Concert Parties has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights in the Company, during the six-month period prior to the date on which the Acquisitions were effected.

The shareholding structure of the Company before and after Completion but before the commencement of the Offers (assuming that the Options have not been exercised) is as follows:

Before Completion


1st Vendors
The Offeror and Concert Parties
2nd Vendors
Others
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company
After Completion
The Offeror and Concert Parties
Bethrive Limited
Others
3.20%
40.00%
100.00%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company

Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the date of this announcement.

Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the date of this announcement.

MANDATORY CONDITIONAL CASH OFFERS AS A RESULT OF THE APPLICATION OF THE "CHAIN PRINCIPLE"

As at the date of this announcement, the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

The Offers
CIMB-GK will, on behalf of the Offeror, make the conditional Offers for all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and its Concert Parties) and all the outstanding Options in cash, on the following basis:

For each Share .... HK$2.20 in cash

For cancellation of each Option .... HK$0.44 in cash

In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares under the Acquisitions. The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings *and that the shares in those companies are illiquid.*

Comparison of value
The Share Offer Price represents:

(a) a discount of approximately 32.31% to the closing price of Shares on the Stock Exchange of HK$3.25 per Share, being the last price traded *immediately prior to the suspension of trading in Shares on 28 April 2006;*

(b) a discount of approximately 32.31% to the average closing price of Shares on the Stock Exchange of HK$3.25 per Share for the five trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;

(c) a discount of approximately 31.20% to the average closing price of Shares on the Stock Exchange of HK$3.198 per Share for the 10 trading *days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;*

(d) a premium of approximately 134.04% to the audited consolidated net asset value per Share of approximately HK$0.94 as at 31 December 2005 (based on the Group's audited consolidated net asset value of approximately HK$2,985.8 million as at 31 December 2005 and 3,188,833,003 Shares in issue as at the date of this announcement); and

(e) a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the Company's annual report for the year ended 31 December 2005.

During the six-month period preceding the date of this announcement, the highest closing price of the Shares quoted on the Stock Exchange was HK$3.325 (on 21 April 2006) and the lowest closing price of the Shares quoted on the Stock Exchange was HK$2.475 per Share (on 25 October 2005).

As at the date of this announcement, the Company has 131,746,000 outstanding Options, and the exercise in full of such Options would result in the issue of an additional 131,746,000 Shares (representing 3.97% of the issued share capital of the Company as enlarged by the exercise of such number of Options). The Option Offer Price has been determined with reference to the difference between the Share Offer Price and the exercise price of HK$1.76 for each Option.

As at the date of this announcement, save for the Options referred to above, the Company has no other convertible securities, options, derivatives or warrants outstanding and has not entered into any agreement for the issue of any convertible securities, options, warrants or derivatives of the Company.

The Offeror has no intention to increase the Share Offer Price or the Option Offer Price.

Total consideration for the Offers
Based on the total of 3,188,833,003 Shares in issue (of which 1,418,525,963 Shares are controlled by the Offeror and its Concert Parties) as at the date of this announcement, the Share Offer values the Company at approximately HK$7,015.43 million. Based on the Option Offer Price, the aggregate amount payable by the Offeror under the Option Offer is approximately HK$57.97 million. Assuming all the 131,746,000 Options are exercised in full and the new Shares issued as a result of such exercise are tendered in acceptance of the Share Offer, the maximum amount payable by the Offeror to meet full acceptance of the Offers will be approximately HK$4,184.52 million. As at the date of this announcement, the Offeror has not received any irrevocable undertakings to or not to accept the Offers. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

The Offeror will be responsible for the full acceptances of the Offers. The Offeror will satisfy the maximum amount payable by it under full *acceptances of the Offers in the sequential order of i) its own equity; ii) a stand-by facility granted by Bumiputra-Commerce Bank Berhad, Hong* Kong Branch; and iii) the entering into of an underwriting agreement with CIMB-GK to underwrite the balance of the Shares (not already acquired by utilising the Offeror's own equity and the stand-by facility) tendered in acceptances of the Share Offer (the "Underwritten Shares") at the Share Offer Price. The Offeror, a company controlled by Mr Anthoni Salim ("Guarantor") and CIMB-GK have entered into an underwriting agreement whereby the parties have agreed, among other things, that if the Share Offer becomes unconditional as to acceptances, CIMB-GK will purchase *and/or procure purchasers, at the Share Offer Price, for the Underwritten Shares validly tendered for acceptances under the Share Offer. Pursuant* to Rule 21.2 of the Takeovers Code, subject to the prior consent of the Executive and following 24 hours public notice that such sales might be made, the Offeror and its Concert Parties cannot sell the Shares during the offer period. Application has been made to the Executive seeking prior consent to the underwriting arrangements described above, under Rule 21.2 of the Takeovers Code. CIMB-GK does not intend to place or dispose of such Underwritten Shares to independent third parties at below the Share Offer Price before the close of the Offers. The Guarantor has agreed to *guarantee the performance of the Offeror's obligations under the underwriting agreement.*

CIMB-GK is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers.

Conditions of the Offers
The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the *Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in* the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

Terms of the Offers
Acceptance of the Share Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Share Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of this announcement.

Acceptance of the Option Offer by any Optionholder will also be deemed to constitute a warranty by such Optionholders that all Options sold by such person under the Option Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, and are to be cancelled and renounced together with all rights attaching thereto as at the date of this announcement or subsequently attaching to them.

The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Shareholders and Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements in their own jurisdictions.

Publication: South China Morning Post **Date:** 2 May 2006 2/2

Page: B6 & B7 **Where Published:** Hong Kong

Stamp duty

Shareholders who accept the Share Offer are liable to pay the Seller's ad valorem stamp duty arising in connection with the relevant acceptance. The Offeror will pay on behalf of the accepting Shareholders the seller's ad valorem stamp duty arising in connection with the acceptances of the Share Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration, by deducting such stamp duty from the proceeds due to such accepting Shareholders under the Share Offer.

No stamp duty is payable in connection with the acceptance of the Option Offer.

Payment

Payment in cash in respect of acceptances of the Offers will be made as soon as possible in any event within 10 days of the date on which the relevant documents of title are received by the Offeror to render each such acceptance complete and valid or of the date on which the Offers become, or are declared, unconditional whichever is the later.

INFORMATION ON THE GROUP

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests *comprise telecommunications and consumer food products which are held through associated companies and subsidiaries. The following is a summary of the* Group's audited financial results for each of the three years ended 31 December 2005:

	For the year ended 31 December		
	2003 *(HK$ 'million)*	2004 *(HK$ 'million)*	2005 *(HK$ 'million)*
Turnover	*16,862.0*	*16,025.9*	*15,491.6*
Profit attributable to shareholders	578.0	966.4	803.4

The audited consolidated net asset value of the Group amounted to approximately HK$2,985.8 million as at 31 December 2005.

INFORMATION ON THE OFFEROR

The Offeror is an investment holding company. Mr. Anthoni Salim, the chairman of the Company, is interested in the entire issued capital of the Offeror. The *directors of the Offeror are Messrs. Anthoni Salim, Benny Santoso (a non-executive Director) and Afamsah Suhardi. Mr. Anthoni Salim has served as a Director* since 1981 and assumed the role of chairman of the Company in June 2003.

INTENTIONS OF THE OFFEROR REGARDING THE GROUP

Business and management

The Offeror's intention is for the Group to continue with its existing businesses. The Offeror will review the current board composition of the Group following the *closing of the Offers.*

Maintaining of listing status of the Company

The Offeror intends to maintain the listing of the Shares on the Stock Exchange after the closing of the Offers. The Offeror intends that, following the closing of the Offers, appropriate steps will be taken as soon as possible to ensure that not less than 25% of the Shares will be held by the public.

The Stock Exchange has stated that if, at the closing of the Offers, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- a false market exists or may exist in the trading of the Shares; or
- there are too few Shares in public hands to maintain an orderly market,

then the Stock Exchange will consider exercising its discretion to suspend trading in the Shares until a sufficient level of public float is attained.

The Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new listing applicants set out in the Listing Rules.

Compulsory acquisition

Pursuant to the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatise the Company by means of the Offers and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Act 1981 of Bermuda, acceptance of the Offers (in each case of the disinterested Shares or Options) and purchases made by the Offeror and its Concert Parties during the period of four months after posting of the Composite Document totalling 90% of the disinterested Shares. The Offeror has not decided whether or not to apply any right which may be made available to it under the Companies Act 1981 of Bermuda to acquire compulsorily any Shares outstanding after the closing of the Offers.

DESPATCH OF COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the Independent Board Committee is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang has been established to advise the Independent Shareholders and the Independent Optionholders in respect *of the terms of the Offers. The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect* of the Offers.

WARNING

Independent Shareholders and Independent Optionholders are reminded that the Offers are subject to the conditions set out in the paragraph headed "Conditions of the Offers" above and if they do not become unconditional, the Offers will lapse accordingly unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and the Adjusted NAV per Share. Accordingly, they should pay attention to the advice to be given by the Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document which will be despatched to the Shareholders and Optionholders within 21 days from the date of this announcement.

Independent Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

DEALINGS DISCLOSURE

The respective associates of the Offeror and the Company are reminded to disclose their dealings in the securities of the Company under Rule 22 of the Takeovers Code.

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May 2006.

Definitions

"1st Vendors"	Lagrima Investments Limited and Crisciuta Limited respectively owning approximately 33.334% and 33.332% of the issued share capital of FPIL (BVI) immediately prior to Completion
"2nd Vendors"	Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited respectively owning 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia) immediately prior to Completion
"Acquisitions"	the acquisition by the Offeror of 66,666 FPIL (BVI) Shares and 234 FPIL (Liberia) Shares from the 1st Vendors and the 2nd Vendors respectively
"acting in concert"	the same meaning ascribed to it *in the Takeovers Code*
"Adjusted NAV per Share"	the adjusted net asset value per Share of approximately HK$4.21 as disclosed in the Company's annual report for the year ended 31 December 2005
"associate(s)"	the same meaning ascribed to it in the Takeovers Code
"Board"	the board of Directors
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	*completion of the Acquisitions*
"Composite Document"	the composite offer document to be issued by the Offeror and the response document to be issued by the Company to all Shareholders and Optionholders in accordance with the Takeovers Code containing, amongst other things, the terms of the Offers, the acceptance and transfer/cancellation forms, the recommendation of the independent board committee of the Company and the advice of the independent financial adviser relating to the terms of the Offers
"Concert Parties"	*the meaning ascribed to parties "acting in concert" under the Takeovers Code*
"Director(s)"	the director(s) of the Company
"Executive"	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of his delegates
"First Closing Date"	*the date being 21 days after the date on which the Composite Document is posted*
"FPIL (BVI)"	First Pacific Investments (BVI) Limited, a company incorporated in the British Virgin Islands, which is owned as to 33.334% by the Offeror's Concert Parties, 33.334% by Lagrima Investments Limited and 33.332% by Crisciuta Limited prior to Completion
"FPIL (BVI) Shares"	shares of US$1.00 each in the issued share capital of FPIL (BVI)
"FPIL (Liberia)"	First Pacific Investments Limited, a company incorporated in the Republic of Liberia, which is owned as to 10.00% by Mr. Anthoni Salim, 30.00% by Lagrima Investments Limited, 10.00% by Thrivetime Limited, 10.00% by Bethrive Limited, 30.00% by Mr. Sutanto Djuhar and 10.00% by Mr. Tedy Djuhar prior to Completion
"FPIL (Liberia) Shares"	shares of US$2.00 each in the issued share capital of FPIL (Liberia)
"Group"	*the Company and its subsidiaries*
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang
"Independent Optionholders"	Optionholders other than the Offeror and its Concert Parties
"Independent Shareholders"	Shareholders other than the Offeror and its Concert Parties
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offeror"	Salerni International Limited, a company incorporated in the British Virgin Islands *on 23 March 2006 with limited liability,* which is directly wholly owned by Mr. Anthoni Salim
"Offers"	the Share Offer and Option Offer
"Option(s)"	the option(s) granted by the Company under the employee share option scheme adopted by the Company on 24 May 2004 each conferring on the grantee thereof the right to subscribe for one new Share at the exercise price of HK$1.76
"Optionholders"	holders of the Options
"Option Offer"	the mandatory conditional cash offer for cancellation of all outstanding Options to be made by CIMB-GK on behalf of the Offeror in accordance with the Takeovers Code
"Option Offer Price"	HK$0.44 per Option payable under the Option Offer
"Salim Family"	*Mr. Anthoni Salim, his father Mr. Soedono Salim and his brother Mr. Andree Halim*
"Share(s)"	share(s) of US$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Share Offer"	the mandatory conditional cash offer to be made by CIMB-GK on behalf of the Offeror for all outstanding Shares other than those already owned or agreed to be acquired by the Offeror or its Concert Parties
"Share Offer Price"	HK$2.20 per Share payable under the Share Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"US$"	United State dollars, the lawful currency of the United States of America
"%"	per cent.

As at the date of this announcement, the executive Directors are Messrs. Anthoni Salim, Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson and the independent non-executive Directors are Professor Edward K.Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W.C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 28 April 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Publication: South China Morning Post **Date:** 2 May 2006 1/2 (82-836)
Page: B6 & B7 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED

(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
(Stock Code: 00142)

**MANDATORY CONDITIONAL CASH OFFERS
TO BE MADE BY**

CIMB

**CIMB-GK SECURITIES (HK) LIMITED
ON BEHALF OF
SALERNI INTERNATIONAL LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF,
AND TO CANCEL ALL OUTSTANDING OPTIONS OF,
FIRST PACIFIC COMPANY LIMITED
(OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED
AND PARTIES ACTING IN CONCERT WITH IT)
AND
APPOINTMENT OF THE INDEPENDENT FINANCIAL ADVISER**

Financial adviser to Salerni International Limited

CIMB

CIMB-GK Securities (HK) Limited

The Acquisitions
The Company was notified by the Offeror on 27 April 2006 that Mr. Anthoni Salim and certain other Shareholders have agreed, pursuant to the Acquisitions, to reorganise their respective interests in the Company and the composition of their Concert Party and that pursuant to such reorganisation Mr. Anthoni Salim (and/or companies wholly owned by him) will increase his investment in the Company. Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and shares representing 46.80% of FPIL (Liberia) thereby increasing the shareholding of Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia). Please see "The Acquisitions" below for information.

Mandatory Conditional Cash Offers as a result of the application of the "Chain Principle"
The Acquisitions were completed on 27 April 2006 and the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties. In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and the FPIL (Liberia) Shares under the Acquisitions.

The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

The Offers
CIMB-GK will, on behalf of the Offeror, make the Offers on the terms and subject to the conditions referred to in this announcement and to be set out in the Composite Document to acquire all the issued Shares and all the outstanding Options not already owned by the Offeror and its Concert Parties. The principal terms of the Offers are set out under the section headed "Terms of the Offers" below.

The Share Offer will be conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result *in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.*

Despatch of offer document
The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and the Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the independent board committee of the Company is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee has been established to advise the Shareholders and the Optionholders in respect of the Offers. The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect of the Offers.

Suspension and resumption of trading
At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May 2006.

Warning
The Offers are subject to conditions set out in the paragraph headed "Conditions of the Offers" below. If the Offeror does not, by 4:00 p.m. on the First Closing Date, receive valid acceptances of the Share Offer, which together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties, constitute more than 50% of the voting rights of the Company, the Share Offer cannot become unconditional and the Offers will lapse unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board also wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and to the Adjusted NAV per Share. Accordingly, they should pay attention to the advice of the Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document, which will be despatched to the Shareholders and Optionholders within 21 days from the date of this announcement.

Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

THE ACQUISITIONS

FPIL (BVI) currently holds 628,296,599 Shares, representing approximately 19.70% of the Company's issued share capital, while FPIL (Liberia) currently holds 790,229,364 Shares, representing approximately 24.78% of the Company's issued share capital.

FPIL (BVI) is a company in which Mr. Anthoni Salim (or companies wholly owned by him) had an approximately 33.334% shareholding, with the remaining FPIL (BVI) Shares being held by companies wholly owned by Mr. Anthoni Salim's father and brother. FPIL (Liberia) was held as to 10.00% by Mr. Anthoni Salim; 30.00% by his father Mr. Soedono Salim; 30.00% by Mr. Sutanto Djuhar; 10.00% by Mr. Tedy Djuhar; 10.00% by Mr. Ibrahim Risjad; and 10.00% by Mr. Sudwikatmono, or through companies owned by them. Messrs. Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad are non-executive Directors. Mr. Soedono Salim is an advisor to the Board and Honorary Chairman of the Company while Mr. Sudwikatmono is an advisor to the Board and was formerly a Director.

The Salim Family and the above Djuhar family members, Messrs. Ibrahim Risjad and Sudwikatmono constitute a concert party which has been a long term investor in the Company through FPIL (BVI) and FPIL (Liberia) as the principal investment vehicles. The concert party group is led by the Salim Family and specifically by Mr. Anthoni Salim.

Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire:

(a) from companies respectively wholly owned by Mr. Anthoni Salim's father and brother, all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and

(b) shares representing 30.00% of FPIL (Liberia) from a company wholly owned by Mr. Soedono Salim (the father of Mr. Anthoni Salim); shares representing 10.00% of FPIL (Liberia) from a company wholly owned by Mr. Sudwikatmono; and shares representing 6.80% of FPIL (Liberia) from a company wholly owned by Mr. Ibrahim Risjad; thereby increasing Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia).

Acquisitions of the FPIL (BVI) Shares

1st Vendors: Lagrima Investments Limited and Crisciuts Limited, respectively owning 33.334% and 33.332% of the issued share capital of FPIL (BVI).

The issued capital of each of Lagrima Investments Limited and Crisciuts Limited is wholly owned by Mr. Soedono Salim and Mr. Andree Halim respectively.

Purchaser: the Offeror

FPIL (BVI) Shares to be transferred
66,666 FPIL (BVI) Shares, representing 66.666% of the issued share capital of FPIL (BVI) as at the date of this announcement. The acquisitions of the FPIL (BVI) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 66,666 FPIL (BVI) Shares of approximately HK$921.49 million, the implied consideration for the Offeror's acquisition of the 66.666% attributable interest in the 628,296,599 Shares held by FPIL (BVI) is equivalent to HK$2.20 per Share.

Acquisitions of the FPIL (Liberia) Shares

2nd Vendors: *Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited, respectively owning 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia).*

The issued capital of each of Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited is wholly owned by Mr. Soedono Salim, Mr. Sudwikatmono and Mr. Ibrahim Risjad respectively.

Purchaser: the Offeror

FPIL (Liberia) Shares to be transferred
234 FPIL (Liberia) Shares, representing approximately 46.80% of the issued share capital of FPIL (Liberia) as at the date of this announcement. The acquisitions of the FPIL (Liberia) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 234 FPIL (Liberia) Shares of approximately HK$813.62 million, the implied consideration for the Offeror's acquisition of the 46.80% attributable interests in the 790,229,364 Shares held by FPIL (Liberia) is equivalent to HK$2.20 per Share. Save for the Acquisitions, neither the Offeror nor any of its Concert Parties has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights in the Company, during the six-month period prior to the date on which the Acquisitions were effected.

The shareholding structure of the Company before and after Completion but before the commencement of the Offers (assuming that the Options have not been exercised) is as follows:


Before Completion
1st Vendors
The Offeror and Concert Parties
2nd Vendors
Others
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company
After Completion
The Offeror and Concert Parties
Bethrive Limited
Others
3.20%
40.00%
100.00%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P.
Directors
19.70%
24.78%
13.02%
0.60%
The Company

Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the date of this announcement.

MANDATORY CONDITIONAL CASH OFFERS AS A RESULT OF THE APPLICATION OF THE "CHAIN PRINCIPLE"

As at the date of this announcement, the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

The Offers
CIMB-GK will, on behalf of the Offeror, make the conditional Offers for all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and its Concert Parties) and all the outstanding Options in cash, on the following basis:

For each Share .... HK$2.20 in cash

For cancellation of each Option .... HK$0.44 in cash

In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares under the Acquisitions. The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

Comparison of value
The Share Offer Price represents:

(a) a discount of approximately 32.31% to the closing price of Shares on the Stock Exchange of HK$3.25 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 28 April 2006;

(b) a discount of approximately 32.31% to the average closing price of Shares on the Stock Exchange of HK$3.25 per Share for the five trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;

(c) a discount of approximately 31.20% to the average closing price of Shares on the Stock Exchange of HK$3.198 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;

(d) a premium of approximately 134.04% to the audited consolidated net asset value per Share of approximately HK$0.94 as at 31 December 2005 (based on the Group's audited consolidated net asset value of approximately HK$2,985.8 million as at 31 December 2005 and 3,188,833,003 Shares in issue as at the date of this announcement); and

(e) *a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the Company's annual report for the year ended 31 December 2005.*

During the six-month period preceding the date of this announcement, the highest closing price of the Shares quoted on the Stock Exchange was HK$3.325 (on 21 April 2006) and the lowest closing price of the Shares quoted on the Stock Exchange was HK$2.475 per Share (on 25 October 2005).

As at the date of this announcement, the Company has 131,746,000 outstanding Options, and the exercise in full of such Options would result in the issue of an additional 131,746,000 Shares (representing 3.97% of the issued share capital of the Company as enlarged by the exercise of such number of Options). The Option Offer Price has been determined with reference to the difference between the Share Offer Price and the exercise price of HK$1.76 for each Option.

As at the date of this announcement, save for the Options referred to above, the Company has no other convertible securities, options, derivatives or warrants outstanding and has not entered into any agreement for the issue of any convertible securities, options, warrants or derivatives of the Company.

The Offeror has no intention to increase the Share Offer Price or the Option Offer Price.

Total consideration for the Offers
Based on the total of 3,188,833,003 Shares in issue (of which 1,418,525,963 Shares are controlled by the Offeror and its Concert Parties) as at the date of this announcement, the Share Offer values the Company at approximately HK$7,015.43 million. Based on the Option Offer Price, the aggregate amount payable by the Offeror under the Option Offer is approximately HK$57.97 million. Assuming all the 131,746,000 Options are exercised in full and the new Shares issued as a result of such exercise are tendered in acceptance of the Share Offer, the maximum amount payable by the Offeror to meet full acceptance of the Offers will be approximately HK$4,184.52 million. As at the date of this announcement, the Offeror has not received any irrevocable undertakings to or not to accept the Offers. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

The Offeror will be responsible for the full acceptances of the Offers. The Offeror will satisfy the maximum amount payable by it under full acceptances of the Offers in the sequential order of (i) its own equity; (ii) a stand-by facility granted by Bumiputra-Commerce Bank Berhad, Hong Kong Branch; and (iii) the entering into of an underwriting agreement with CIMB-GK to underwrite the balance of the Shares (not already acquired by utilising the Offeror's own equity and the stand-by facility) tendered in acceptances of the Share Offer (the "Underwritten Shares") at the Share Offer Price. The Offeror, a company controlled by Mr Anthoni Salim ("Guarantor") and CIMB-GK have entered into an underwriting agreement whereby the parties have agreed, among other things, that if the Share Offer becomes unconditional as to acceptances, CIMB-GK will purchase and/or procure purchasers, at the Share Offer Price, for the Underwritten Shares validly tendered for acceptances under the Share Offer. Pursuant to Rule 21.2 of the Takeovers Code, subject to the prior consent of the Executive and following 24 hours public notice that such sales might be made, the Offeror and its Concert Parties cannot sell the Shares during the offer period. Application has been made to the Executive seeking prior consent *to the underwriting arrangements described above, under Rule 21.2 of the Takeovers Code. CIMB-GK does not intend to place or dispose of such* Underwritten Shares to independent third parties at below the Share Offer Price before the close of the Offers. The Guarantor has agreed to guarantee the performance of the Offeror's obligations under the underwriting agreement.

CIMB-GK is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers.

Conditions of the Offers
The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by *the Offeror and its Concert Parties before or during the offer period of the Offers, will result in* the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become *unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise* the Share Offer Price or the Option Offer Price.

Terms of the Offers
Acceptance of the Share Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Share Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made *or paid, if any, on or after the date of this announcement.*

Acceptance of the Option Offer by any Optionholder will also be deemed to constitute a warranty by such Optionholders that all Options sold by such person under the Option Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, and are to be cancelled and renounced together with all rights attaching thereto as at the date of this announcement or subsequently attaching to them.

[illegible]aking of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the applicable laws of the [illegible] *jurisdictions. Shareholders and Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform* [illegible] about and observe any applicable legal requirements in their own jurisdictions.

Publication: South China Morning Post **Date:** 2 May 2006 2/2
Page: B6 & B7 **Where Published:** Hong Kong

Stamp duty
Shareholders who accept the Share Offer are liable to pay the Seller's ad valorem stamp duty arising in connection with the relevant acceptance. The Offeror will pay on behalf of the accepting Shareholders the seller's ad valorem stamp duty arising in connection with the acceptances of the Share Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration, by deducting such stamp duty from the proceeds due to such accepting Shareholders under the Share Offer.

No stamp duty is payable in connection with the acceptance of the Option Offer.

Payment
Payment in cash in respect of acceptances of the Offers will be made as soon as possible in any event within 10 days of the date on which the relevant documents of title are received by the Offeror to render each such acceptance complete and valid or of the date on which the Offers become, or are declared, unconditional whichever is the later.

INFORMATION ON THE GROUP
The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests comprise telecommunications and consumer food products which are held through associated companies and subsidiaries. The following is a summary of the Group's audited financial results for each of the three years ended 31 December 2005:

	For the year ended 31 December		
	2003 (HK$ 'million)	2004 (HK$ 'million)	2005 (HK$ 'million)
Turnover	16,862.0	16,025.9	15,491.6
Profit attributable to shareholders	578.0	966.4	803.4

The audited consolidated net asset value of the Group amounted to approximately HK$2,985.8 million as at 31 December 2005.

INFORMATION ON THE OFFEROR
The Offeror is an investment holding company. Mr. Anthoni Salim, the chairman of the Company, is interested in the entire issued capital of the Offeror. The directors of the Offeror are Messrs. Anthoni Salim, Benny Santoso (a non-executive Director) and Alamsah Suhardi. Mr. Anthoni Salim has served as a Director since 1981 and assumed the role of chairman of the Company in June 2003.

INTENTIONS OF THE OFFEROR REGARDING THE GROUP
Business and management
The Offeror's intention is for the Group to continue with its existing businesses. The Offeror will review the current board composition of the Group following the closing of the Offers.

Maintaining of listing status of the Company
The Offeror intends to maintain the listing of the Shares on the Stock Exchange after the closing of the Offers. The Offeror intends that, following the closing of the Offers, appropriate steps will be taken as soon as possible to ensure that not less than 25% of the Shares will be held by the public.

The Stock Exchange has stated that if, at the closing of the Offers, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- *a false market exists or may exist in the trading of the Shares; or*
- there are too few Shares in public hands to maintain an orderly market,

then the Stock Exchange will consider exercising its discretion to suspend trading in the Shares until a sufficient level of public float is attained.

The Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new listing applicants set out in the Listing Rules.

Compulsory acquisition
Pursuant to the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatise the Company by means of the Offers and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Act 1981 of Bermuda, acceptance of the Offers (in each case of the disinterested Shares or Options) and purchases made by the Offeror and its Concert Parties during the period of four months after posting of the Composite Document totalling 90% of the disinterested Shares. The Offeror has not decided whether or not to apply any right which may be made available to it under the Companies Act 1981 of Bermuda to acquire compulsorily any Shares outstanding after the closing of the Offers.

DESPATCH OF COMPOSITE DOCUMENT
The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the Independent Board Committee is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang has been established to advise the Independent Shareholders and the Independent Optionholders in respect of the terms of the Offers. The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect of the Offers.

WARNING
Independent Shareholders and Independent Optionholders are reminded that the Offers are subject to the conditions set out in the paragraph headed "Conditions of the Offers" above and if they do not become unconditional, the Offers will lapse accordingly unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and the Adjusted NAV per Share. Accordingly, they should pay attention to the advice to be given by the Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document which will be despatched to the Shareholders and Optionholders within 21 days from the date of this announcement.

Independent Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

DEALINGS DISCLOSURE
The respective associates of the Offeror and the Company are reminded to disclose their dealings in the securities of the Company under Rule 22 of the Takeovers Code.

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES
At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May 2006.

Definitions

"1st Vendors"	Lagrima Investments Limited and Crisciuta Limited respectively owning approximately 33.334% and 33.332% of the issued share capital of FPIL (BVI) immediately prior to Completion
"2nd Vendors"	Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited respectively owning 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia) immediately prior to Completion
"Acquisitions"	the acquisition by the Offeror of 66,666 FPIL (BVI) Shares and 234 FPIL (Liberia) Shares from the 1st Vendors and the 2nd Vendors respectively
"acting in concert"	the same meaning ascribed to it in the Takeovers Code
"Adjusted NAV per Share"	the adjusted net asset value per Share of approximately HK$4.21 as disclosed in the Company's annual report for the year ended 31 December 2005
"associate(s)"	the same meaning ascribed to it in the Takeovers Code
"Board"	the board of Directors
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisitions
"Composite Document"	the composite offer document to be issued by the Offeror and the response document to be issued by the Company to all Shareholders and Optionholders in accordance with the Takeovers Code containing, amongst other things, the terms of the Offers, the acceptance and transfer/cancellation forms, the recommendation of the independent board committee of the Company and the advice of the independent financial adviser relating to the terms of the Offers
"Concert Parties"	the meaning ascribed to parties "acting in concert" under the Takeovers Code
"Director(s)"	the director(s) of the Company
"Executive"	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of his delegates
"First Closing Date"	the date being 21 days after the date on which the Composite Document is posted
"FPIL (BVI)"	First Pacific Investments (BVI) Limited, a company incorporated in the British Virgin Islands, which is owned as to 33.334% by the Offeror's Concert Parties, 33.334% by Lagrima Investments Limited and 33.332% by Crisciuta Limited prior to Completion
"FPIL (BVI) Shares"	shares of US$1.00 each in the issued share capital of FPIL (BVI)
"FPIL (Liberia)"	First Pacific Investments Limited, a company incorporated in the Republic of Liberia, which is owned as to 10.00% by Mr. Anthoni Salim, 30.00% by Lagrima Investments Limited, 10.00% by Thrivetime Limited, 10.00% by Bethrive Limited, 30.00% by Mr. Sutanto Djuhar and 10.00% by Mr. Tedy Djuhar prior to Completion
"FPIL (Liberia) Shares"	shares of US$2.00 each in the issued share capital of FPIL (Liberia)
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang
"Independent Optionholders"	Optionholders other than the Offeror and its Concert Parties
"Independent Shareholders"	Shareholders other than the Offeror and its Concert Parties
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offeror"	Salerni International Limited, a company incorporated in the British Virgin Islands on 23 March 2006 with limited liability, which is directly wholly owned by Mr. Anthoni Salim
"Offers"	the Share Offer and Option Offer
"Option(s)"	the option(s) granted by the Company under the employee share option scheme adopted by the Company on 24 May 2004 each conferring on the grantee thereof the right to subscribe for one new Share at the exercise price of HK$1.76
"Optionholders"	holders of the Options
"Option Offer"	the mandatory conditional cash offer for cancellation of all outstanding Options to be made by CIMB-GK on behalf of the Offeror in accordance with the Takeovers Code
"Option Offer Price"	HK$0.44 per Option payable under the Option Offer
"Salim Family"	Mr. Anthoni Salim, his father Mr. Soedono Salim and his brother Mr. Andree Halim
"Share(s)"	share(s) of US$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Share Offer"	the mandatory conditional cash offer to be made by CIMB-GK on behalf of the Offeror for all outstanding Shares other than those already owned or agreed to be acquired by the Offeror or its Concert Parties
"Share Offer Price"	HK$2.20 per Share payable under the Share Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"US$"	United State dollars, the lawful currency of the United States of America
"%"	per cent.

As at the date of this announcement, the executive Directors are Messrs. Anthoni Salim, Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson and the independent non-executive Directors are Professor Edward K.Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W.C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 28 April 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Publication: South China Morning Post **Date:** 2 May 2006 1/2 (82-836)
Page: B6 & B7 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

SALERNI INTERNATIONAL LIMITED
(Incorporated in the British Virgin Islands with limited liability)

FIRST PACIFIC COMPANY LIMITED
(Incorporated with limited liability under the laws of Bermuda)
(Stock Code: 00142)

MANDATORY CONDITIONAL CASH OFFERS TO BE MADE BY CIMB CIMB-GK SECURITIES (HK) LIMITED ON BEHALF OF SALERNI INTERNATIONAL LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF, AND TO CANCEL ALL OUTSTANDING OPTIONS OF, FIRST PACIFIC COMPANY LIMITED (OTHER THAN THOSE SHARES ALREADY BENEFICIALLY OWNED BY SALERNI INTERNATIONAL LIMITED AND PARTIES ACTING IN CONCERT WITH IT) AND APPOINTMENT OF THE INDEPENDENT FINANCIAL ADVISER

Financial adviser to Salerni International Limited

CIMB

CIMB-GK Securities (HK) Limited

The Acquisitions
The Company was notified by the Offeror on 27 April 2006 that Mr. Anthoni Salim and certain other Shareholders have agreed, pursuant to the Acquisitions, to reorganise their respective interests in the Company and the composition of their Concert Party and that pursuant to such reorganisation Mr. Anthoni Salim (and/or companies wholly owned by him) will increase his investment in the Company. Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and shares representing 46.80% of FPIL (Liberia) thereby increasing the shareholding of Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia). Please see "The Acquisitions" below for information.

Mandatory Conditional Cash Offers as a result of the application of the "Chain Principle"
The Acquisitions were completed on 27 April 2006 and the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL *(BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.*

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties. In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and the FPIL (Liberia) Shares under the Acquisitions.

The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

The Offers
CIMB-GK will, on behalf of the Offeror, make the Offers on the terms and subject to the conditions referred to in this announcement and to be set out in the Composite Document to acquire all the issued Shares and all the outstanding Options not already owned by the Offeror and its Concert Parties. The principal terms of the Offers are set out under the section headed "Terms of the Offers" below.

The Share Offer will be conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

Despatch of offer document
The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and the Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the independent board committee of the Company is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee has been established to advise the Shareholders and the Optionholders in respect of the Offers. The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect of the Offers.

Suspension and resumption of trading
At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May 2006.

Warning
The Offers are subject to conditions set out in the paragraph headed "Conditions of the Offers" below. If the Offeror does not, by 4:00 p.m. on the First Closing Date, receive valid acceptances of the Share Offer, which together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties, constitute more than 50% of the voting rights of the Company, the Share Offer cannot become unconditional and the Offers will lapse unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board also wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and to the Adjusted NAV per Share. Accordingly, they should pay attention to the advice of the Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document, which will be despatched to the Shareholders and Optionholders within 21 days from the date of this announcement.

Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

THE ACQUISITIONS

FPIL (BVI) currently holds 628,296,599 Shares, representing approximately 19.70% of the Company's issued share capital, while FPIL (Liberia) currently holds 790,229,364 Shares, representing approximately 24.78% of the Company's issued share capital.

FPIL (BVI) is a company in which Mr. Anthoni Salim (or companies wholly owned by him) had an approximately 33.334% shareholding, with the remaining FPIL (BVI) Shares being held by companies wholly owned by Mr. Anthoni Salim's father and brother. FPIL (Liberia) was held as to 10.00% by Mr. Anthoni Salim; 30.00% by his father Mr. Soedono Salim; 30.00% by Mr. Sutanto Djuhar; 10.00% by Mr. Tedy Djuhar; 10.00% by Mr. Ibrahim Risjad; and 10.00% by Mr. Sudwikatmono, or through companies owned by them. Messrs. Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad are non-executive Directors. Mr. Soedono Salim is an advisor to the Board and Honorary Chairman of the Company while Mr. *Sudwikatmono is an advisor to the Board and was formerly a Director.*

The Salim Family and the above Djuhar family members, Messrs. Ibrahim Risjad and Sudwikatmono constitute a concert party which has been a long term investor in the Company through FPIL (BVI) and FPIL (Liberia) as the principal investment vehicles. The concert party group is led by the Salim Family and specifically by Mr. Anthoni Salim.

Pursuant to the Acquisitions, the Offeror, which is a company wholly owned by Mr. Anthoni Salim, has agreed to acquire:

(a) from companies respectively wholly owned by Mr. Anthoni Salim's father and brother, all the FPIL (BVI) Shares not already owned by Mr. Anthoni Salim (or companies controlled by him), thereby increasing his interest in FPIL (BVI) from approximately 33.334% to 100% of FPIL (BVI); and

(b) shares representing 30.00% of FPIL (Liberia) from a company wholly owned by Mr. Soedono Salim (the father of Mr. Anthoni Salim); shares representing 10.00% of FPIL (Liberia) from a company wholly owned by Mr. Sudwikatmono; and shares representing 6.80% of FPIL (Liberia) from a company wholly owned by Mr. Ibrahim Risjad; thereby increasing Mr. Anthoni Salim's interest in FPIL (Liberia) from 10.00% to 56.80% of FPIL (Liberia).

Acquisitions of the FPIL (BVI) Shares

1st Vendors: Lagrima Investments Limited and Crisciuta Limited, respectively owning 33.334% and 33.332% of the issued share capital of FPIL (BVI).

The issued capital of each of Lagrima Investments Limited and Crisciuta Limited is wholly owned by Mr. Soedono Salim and Mr. Andree Halim respectively.

Purchaser: the Offeror

FPIL (BVI) Shares to be transferred
66,666 FPIL (BVI) Shares, representing 66.666% of the issued share capital of FPIL (BVI) as at the date of this announcement. The acquisitions of the FPIL (BVI) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 66,666 FPIL (BVI) Shares of approximately HK$921.49 million, the implied consideration for the Offeror's acquisition of the 66.666% attributable interest in the 628,296,599 Shares held by FPIL (BVI) is equivalent to HK$2.20 per Share.

Acquisitions of the FPIL (Liberia) Shares

2nd Vendors: Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited, respectively owning 30.00%, 10.00% and 10.00% of the issued share capital of FPIL (Liberia).

The issued capital of each of Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited is wholly owned by Mr. Soedono Salim, Mr. Sudwikatmono and Mr. Ibrahim Risjad respectively.

Purchaser: the Offeror

FPIL (Liberia) Shares to be transferred
234 FPIL (Liberia) Shares, representing approximately 46.80% of the issued share capital of FPIL (Liberia) as at the date of this announcement. The acquisitions of the FPIL (Liberia) Shares were completed on 27 April 2006.

Consideration
Based on the consideration for the 234 FPIL (Liberia) Shares of approximately HK$813.62 million, the implied consideration for the Offeror's acquisition of the *46.80% attributable interests in the 790,229,364 Shares held by FPIL (Liberia) is equivalent to HK$2.20 per Share. Save for the* Acquisitions, neither the Offeror nor any of its Concert Parties has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights in the Company, during the six-month period prior to the date on which the Acquisitions were effected.

The shareholding structure of the Company before and after Completion but before the commencement of the Offers (assuming that the Options have not been exercised) is as follows:


Before Completion
1st Vendors
The Offeror and Concert Parties
2nd Vendors
Others
66.666%
33.334%
10.00%
50.00%
40.00%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company
Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the date of this announcement.
After Completion
The Offeror and Concert Parties
Bethrive Limited
Others
3.20%
40.00%
100.00%
56.80%
FPIL (BVI)
FPIL (Liberia)
Brandes Investment Partners, L.P
Directors
Public
19.70%
24.78%
13.02%
0.60%
41.90%
The Company
Note: Based on the issued share capital of 3,188,833,003 Shares in issue as at the date of this announcement.

MANDATORY CONDITIONAL CASH OFFERS AS A RESULT OF THE APPLICATION OF THE "CHAIN PRINCIPLE"

As at the date of this announcement, the Offeror and its Concert Parties beneficially own the entire issued share capital of FPIL (BVI) and approximately 56.80% of the issued share capital of FPIL (Liberia). Accordingly, as a result of acquiring statutory control of both FPIL (BVI) and FPIL (Liberia), the Offeror and its Concert Parties are interested in approximately 44.48% of the issued share capital of the Company as at the date of this announcement.

Under the "chain principle" referred to in Note 8 to Rule 26.1 of the Takeovers Code, the above reorganisation of the respective shareholding interests in FPIL (BVI) and FPIL (Liberia) and the acquisition by the Offeror and its Concert Parties of statutory control of each of those companies results in an obligation for the Offeror to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

Accordingly, pursuant to Rule 26 and Rule 13 of the Takeovers Code, upon Completion, the Offeror is obliged to make a mandatory conditional cash offer for all the Shares and an appropriate offer for all the outstanding Options not already owned or agreed to be acquired by the Offeror or its Concert Parties.

The Offers
CIMB-GK will, on behalf of the Offeror, make the conditional Offers for all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and its Concert Parties) and all the outstanding Options in cash, on the following basis:

For each Share .... HK$2.20 in cash

For cancellation of each Option .... HK$0.44 in cash

In accordance with the Takeovers Code, the Share Offer Price has been calculated as the "see through" price paid for each Share which is derived from the consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares under the Acquisitions. The Share Offer Price so calculated is at a discount to the current market price of the Shares, and reflects the fact that it is derived from the commercially agreed terms of a reorganisation of the respective interests of the Salim Family and its concert party within the concert party group itself. The consideration for the FPIL (BVI) Shares and FPIL (Liberia) Shares also reflects that FPIL (BVI) and FPIL (Liberia) are private non-listed companies with significant minority shareholdings and that the shares in those companies are illiquid.

Comparison of value
The Share Offer Price represents:

(a) a discount of approximately 32.31% to the closing price of Shares on the Stock Exchange of HK$3.25 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 28 April 2006;

(b) a discount of approximately 32.31% to the average closing price of Shares on the Stock Exchange of HK$3.25 per Share for the five trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;

(c) a discount of approximately 31.20% to the average closing price of Shares on the Stock Exchange of HK$3.198 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 28 April 2006;

(d) a premium of approximately 134.04% to the audited consolidated net asset value per Share of approximately HK$0.94 as at 31 December 2005 (based on the Group's audited consolidated net asset value of approximately HK$2,985.8 million as at 31 December 2005 and 3,188,833,003 Shares in issue as at the date of this announcement); and

(e) a discount of approximately 47.74% to the Adjusted NAV per Share of approximately HK$4.21 as at 31 December 2005 as disclosed in the Company's annual report for the year ended 31 December 2005.

During the six-month period preceding the date of this announcement, the highest closing price of the Shares quoted on the Stock Exchange was HK$3.325 (on 21 April 2006) and the lowest closing price of the Shares quoted on the Stock Exchange was HK$2.475 per Share (on 25 October 2005).

As at the date of this announcement, the Company has 131,746,000 outstanding Options, and the exercise in full of such Options would result in the issue of an additional 131,746,000 Shares (representing 3.97% of the issued share capital of the Company as enlarged by the exercise of such number of Options). The Option Offer Price has been determined with reference to the difference between the Share Offer Price and the exercise price of HK$1.76 for each Option.

As at the date of this announcement, save for the Options referred to above, the Company has no other convertible securities, options, derivatives or warrants outstanding and has not entered into any agreement for the issue of any convertible securities, options, warrants or derivatives of the *Company.*

The Offeror has no intention to increase the Share Offer Price or the Option Offer Price.

Total consideration for the Offers
Based on the total of 3,188,833,003 Shares in issue (of which 1,418,525,963 Shares are controlled by the Offeror and its Concert Parties) as at the date of this announcement, the Share Offer values the Company at approximately HK$7,015.43 million. Based on the Option Offer Price, the aggregate amount payable by the Offeror under the Option Offer is approximately HK$57.97 million. Assuming all the 131,746,000 Options are exercised in full and the new Shares issued as a result of such exercise are tendered in acceptance of the Share Offer, the maximum amount payable by the Offeror to meet full acceptance of the Offers will be approximately HK$4,184.52 million. As at the date of this announcement, the Offeror has not received any irrevocable undertakings to or not to accept the Offers. None of the Directors intend to accept the Offers in respect of the Shares or the Options held by them.

The Offeror will be responsible for the full acceptances of the Offers. The Offeror will satisfy the maximum amount payable by it under full acceptances of the Offers in the sequential order of i) its own equity; ii) a stand-by facility granted by Bumiputra-Commerce Bank Berhad, Hong Kong Branch; and iii) the entering into of an underwriting agreement with CIMB-GK to underwrite the balance of the Shares (not already acquired *by utilising the Offeror's own equity and the stand-by facility) tendered in acceptances of the Share Offer (the "Underwritten Shares") at the Share* Offer Price. The Offeror, a company controlled by Mr Anthoni Salim ("Guarantor") and CIMB-GK have entered into an underwriting agreement whereby the parties have agreed, among other things, that if the Share Offer becomes unconditional as to acceptances, CIMB-GK will purchase and/or procure purchasers, at the Share Offer Price, for the Underwritten Shares validly tendered for acceptances under the Share Offer. Pursuant to Rule 21.2 of the Takeovers Code, subject to the prior consent of the Executive and following 24 hours public notice that such sales might be made, the Offeror and its Concert Parties cannot sell the Shares during the offer period. Application has been made to the Executive seeking prior consent to the underwriting arrangements described above, under Rule 21.2 of the Takeovers Code. CIMB-GK does not intend to place or dispose of such Underwritten Shares to independent third parties at below the Share Offer Price before the close of the Offers. The Guarantor has agreed to guarantee the performance of the Offeror's obligations under the underwriting agreement.

CIMB-GK is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offers.

Conditions of the Offers
The Share Offer is conditional upon the Offeror having received valid acceptances of the Share Offer in respect of Shares which, together with the Shares already owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date. The Option Offer will be subject to and conditional upon the Share Offer becoming unconditional in all respects.

If the Offeror does not receive valid acceptances of the Share Offer in respect of Shares which, together with the Shares already beneficially owned or agreed to be acquired by the Offeror and its Concert Parties before or during the offer period of the Offers, will result in the Offeror and its Concert Parties holding more than 50% of the voting rights of the Company by 4:00 p.m. on the First Closing Date, the Share Offer cannot become unconditional and the Offers will lapse forthwith. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

Terms of the Offers
Acceptance of the Share Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Share Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of this announcement.

Acceptance of the Option Offer by any Optionholder will also be deemed to constitute a warranty by such Optionholders that all Options sold by such person under the Option Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, and are to be cancelled and renounced together with all rights attaching thereto as at the date of this announcement or subsequently attaching to them.

The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Shareholders and Optionholders who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements in their own jurisdictions.

Publication: South China Morning Post **Date:** 2 May 2006 2/2
Page: B6 & B7 **Where Published:** Hong Kong

Stamp duty
Shareholders who accept the Share Offer are liable to pay the Seller's ad valorem stamp duty arising in connection with the relevant acceptance. The Offeror will pay on behalf of the accepting Shareholders the seller's ad valorem stamp duty arising in connection with the acceptances of the Share Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration, by deducting such stamp duty from the proceeds due to such accepting Shareholders under the Share Offer.

No stamp duty is payable in connection with the acceptance of the Option Offer.

Payment
Payment in cash in respect of acceptances of the Offers will be made as soon as possible in any event within 10 days of the date on which the relevant documents of title are received by the Offeror to render each such acceptance complete and valid or of the date on which the Offers become, or are declared, unconditional whichever is the later.

INFORMATION ON THE GROUP

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests comprise telecommunications and consumer food products which are held through associated companies and subsidiaries. The following is a summary of the Group's audited financial results for each of the three years ended 31 December 2005:

	For the year ended 31 December		
	2003 (HK$ 'million)	2004 (HK$ 'million)	2005 (HK$ 'million)
Turnover	16,862.0	16,025.9	15,491.6
Profit attributable to shareholders	578.0	966.4	803.4

The audited consolidated net asset value of the Group amounted to approximately HK$2,985.8 million as at 31 December 2005.

INFORMATION ON THE OFFEROR

The Offeror is an investment holding company. Mr. Anthoni Salim, the chairman of the Company, is interested in the entire issued capital of the Offeror. The *directors of the Offeror are Messrs. Anthoni Salim, Benny Santoso (a non-executive Director) and Alamsah Subardi. Mr. Anthoni Salim has served as a Director* since 1981 and assumed the role of chairman of the Company in June 2003.

INTENTIONS OF THE OFFEROR REGARDING THE GROUP

Business and management
The Offeror's intention is for the Group to continue with its existing businesses. The Offeror will review the current board composition of the Group following the closing of the Offers.

Maintaining of listing status of the Company
The Offeror intends to maintain the listing of the Shares on the Stock Exchange after the closing of the Offers. The Offeror intends that, following the closing of the Offers, appropriate steps will be taken as soon as possible to ensure that not less than 25% of the Shares will be held by the public.

The Stock Exchange has stated that if, at the closing of the Offers, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- a false market exists or may exist in the trading of the Shares; or
- there are too few Shares in public hands to maintain an orderly market,

then the Stock Exchange will consider exercising its discretion to suspend trading in the Shares until a sufficient level of public float is attained.

The Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Pursuant to the Listing Rules, the Stock Exchange has the *discretion to require the Company to issue an announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly* when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new listing applicants set out in the Listing Rules.

Compulsory acquisition
Pursuant to the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatise the Company by means of the Offers and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Act 1981 of Bermuda, acceptance of the Offers (in each case of the disinterested Shares or Options) and purchases made by the Offeror and its Concert Parties during the period of four months after posting of the Composite Document totalling 90% of the disinterested Shares. The Offeror has not decided whether or not to apply any right which may be made available to it under the Companies Act 1981 of Bermuda to acquire compulsorily any Shares outstanding after the closing of the Offers.

DESPATCH OF COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms of the Offers, the acceptance and transfer/cancellation forms for the Shareholders and Optionholders to accept the Offers, the advice from the Independent Board Committee and the advice from the independent financial adviser to the Independent Board Committee is expected to be despatched to the Shareholders and the Optionholders within 21 days from the publication of this announcement or such later date as the Executive may approve. The Independent Board Committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang has been established to advise the Independent Shareholders and the Independent Optionholders in respect *of the terms of the Offers.* The Company has appointed Somerley Limited as the independent financial adviser to advise the Independent Board Committee in respect of the Offers.

WARNING

Independent Shareholders and Independent Optionholders are reminded that the Offers are subject to the conditions set out in the paragraph headed "Conditions of the Offers" above and if they do not become unconditional, the Offers will lapse accordingly unless they are revised or extended. The Offeror has no intention to extend the offer period beyond the First Closing Date or to revise the Share Offer Price or the Option Offer Price.

The Board wishes to draw to the attention of the Shareholders and potential investors that the Share Offer Price represents a substantial discount to the prevailing market price of the Shares and the Adjusted NAV per Share. Accordingly, they should pay attention to the advice to be given by the Independent Board Committee and the advice of Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, to be contained in the Composite Document which will be despatched to the Shareholders and Optionholders within 21 days from the date of this announcement.

Independent Shareholders of and potential investors in the Company should therefore exercise caution when dealing in the Shares.

DEALINGS DISCLOSURE

The respective associates of the Offeror and the Company are reminded to disclose their dealings in the securities of the Company under Rule 22 of the Takeovers Code.

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware *of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them.* Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28 April 2006 pending the issue of this *announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 2 May* 2006.

Definitions

"1st Vendors"	Lagrima Investments Limited and Crisciuta Limited respectively owning approximately 33.334% and 33.332% of the issued share capital of FPIL (BVI) immediately prior to Completion
"2nd Vendors"	*Lagrima Investments Limited, Thrivetime Limited and Bethrive Limited* respectively owning *30.00%*, 10.00% and 10.00% of the issued share capital of FPIL (Liberia) immediately prior to Completion
"Acquisitions"	the acquisition by the Offeror of 66,666 FPIL (BVI) Shares and 234 FPIL (Liberia) Shares from the 1st Vendors and the 2nd Vendors respectively
"acting in concert"	the same meaning ascribed to it in the Takeovers Code
"Adjusted NAV per Share"	the adjusted net asset value per Share of approximately HK$4.21 as disclosed in the Company's annual report for the year ended 31 December 2005
"associate(s)"	the same meaning ascribed to it in the Takeovers Code
"Board"	the board of Directors
"CIMB-GK"	CIMB-GK Securities (HK) Limited, a corporation licensed to conduct types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisitions
"Composite Document"	the composite offer document to be issued by the Offeror and the response document to be issued by the Company to all Shareholders and Optionholders in accordance with the Takeovers Code containing, amongst other things, the terms of the Offers, the acceptance and transfer/cancellation forms, the recommendation of the independent board committee of the Company and the advice of the independent financial adviser relating to the terms of the Offers
"Concert Parties"	the meaning ascribed to parties "acting in concert" under the Takeovers Code
"Director(s)"	the director(s) of the Company
"Executive"	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of his delegates
"First Closing Date"	the date being 21 days after the date on which the Composite Document is posted
"FPIL (BVI)"	First Pacific Investments (BVI) Limited, a company incorporated in the British Virgin Islands, which is owned as to 33.334% by the Offeror's Concert Parties, 33.334% by Lagrima Investments Limited and 33.332% by Crisciuta Limited prior to Completion
"FPIL (BVI) Shares"	shares of US$1.00 each in the issued share capital of FPIL (BVI)
"FPIL (Liberia)"	*First Pacific Investments Limited, a company incorporated in the Republic of Liberia, which is owned as to 10.00%* by Mr. Anthoni Salim, 30.00% by Lagrima Investments Limited, 10.00% by Thrivetime Limited, 10.00% by Bethrive Limited, 30.00% by Mr. Sutanto Djuhar and 10.00% by Mr. Tedy Djuhar prior to Completion
"FPIL (Liberia) Shares"	shares of US$2.00 each in the issued share capital of FPIL (Liberia)
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee comprising the three independent non-executive Directors namely, Professor Edward K.Y. Chen, Messrs. Graham L. Pickles and David W.C. Tang
"Independent Optionholders"	Optionholders other than the Offeror and its Concert Parties
"Independent Shareholders"	Shareholders other than the Offeror and its Concert Parties
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offeror"	Salerni International Limited, a company incorporated in the British Virgin Islands on 23 March 2006 with limited liability, which is directly wholly owned by Mr. Anthoni Salim
"Offers"	the Share Offer and Option Offer
"Option(s)"	the option(s) granted by the Company under the employee share option scheme adopted by the Company on 24 May 2004 each conferring on the grantee thereof the right to subscribe for one new Share at the exercise price of HK$1.76
"Optionholders"	holders of the Options
"Option Offer"	the mandatory conditional cash offer for cancellation of all outstanding Options to be made by CIMB-GK on behalf of the Offeror in accordance with the Takeovers Code
"Option Offer Price"	HK$0.44 per Option payable under the Option Offer
"Salim Family"	Mr. Anthoni Salim, his father Mr. Soedono Salim and his brother Mr. Andree Halim
"Share(s)"	share(s) of US$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Share Offer"	the mandatory conditional cash offer to be made by CIMB-GK on behalf of the Offeror for all outstanding Shares other than those already owned or agreed to be acquired by the Offeror or its Concert Parties
"Share Offer Price"	HK$2.20 per Share payable under the Share Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"US$"	United State dollars, the lawful currency of the United States of America
"%"	per cent.

As at the date of this announcement, the executive Directors are Messrs. Anthoni Salim, Manuel V. Pangilinan, Edward A. Tortorici and Robert C. Nicholson and the independent non-executive Directors are Professor Edward K.Y. Chen (GBS, CBE, JP), Mr. Graham L. Pickles and Mr. David W.C. Tang (OBE, Chevalier de L'Ordre des Arts et des Lettres) and the non-executive Directors are His Excellency Albert F. del Rosario, Messrs. Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Benny S. Santoso.

By order of the Board
Salerni International Limited
Anthoni Salim
Director

By order of the Board
First Pacific Company Limited
Robert C. Nicholson
Director

Hong Kong, 28 April 2006

The directors of the Offeror accept full responsibility for the accuracy of the information (other than information relating to the Group) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information (other than information relating to the Offeror) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.